SCHEDULE A
to the Investment Advisory Agreement

(as amended on December 29, 2010 to add Davidson Equity Income Fund, Davidson Small-Mid Equity Fund and Davidson Intermediate Fixed Income Fund)

Series or Fund of Advisors Series Trust	Annual Fee Rate (% of average net assets)
Davidson Multi-Cap Equity Fund	0.65%
Davidson Equity Income Fund	0.50%
Davidson Small-Mid Equity Fund	0.75%
Davidson Intermediate Fixed Income Fund	0.35%

ADVISORS SERIES TRUST on behalf of the Funds listed on Schedule A	DAVIDSON INVESTMENT ADVISORS, INC.

By: /s/ Douglas G. Hess	By: /s/ Andrew I. Davidson

Name: Douglas G. Hess	Name: Andrew I. Davidson

Title: President	Title: President